444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

March 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 40-F Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and
Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PolyMet Mining Corp. has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

PolyMet Mining Corp.

By: /s/ Patrick Keenan

Name: Patrick Keenan

Title: Executive Vice President and CFO